Prudential Investment Portfolios 18

655 Broad Street

Newark, New Jersey 07102

January 22, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 18: Form N-1A Post-Effective Amendment No. 49 to the Registration Statement under the Securities Act of 1933; Amendment No. 50 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-43491

Investment Company Act No. 811-08587

Dear Mr. Zapata:

We filed through EDGAR on November 6, 2024 on behalf of Prudential Investment Portfolios 18 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 49 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 50 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of reflecting revisions to the Fund’s name, investment strategy and tax treatment.

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to the undersigned on December 20, 2024. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 51 to the Registrant’s Registration Statement to be filed on or about January 29, 2025, pursuant to Rule 485(b) under the 1933 Act with effectiveness on January 29, 2025. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

PROSPECTUS

1.Comment

The cover letter filed with the Fund’s registration statement indicates that the Fund’s investment objective has changed as a result of the recent changes to the Fund’s name and investment strategy. Please clarify.

Response

The Registrant confirms that the Fund’s investment objective has not, and is not proposed to, change.

2.Comment

In the section of the prospectus entitled “Fund Fees and Expenses”, please supplementally explain the removal of the “Deferred income tax expenses (benefit)” and “Current income tax expenses” rows and clarify if shareholders purchasing Fund shares after December 1, 2024 will be subject to related expenses.

Response

The Registrant notes that prior to the Fund’s current fiscal year, the Fund was classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrued deferred tax liability for its future tax liability associated with the capital appreciation of its investments, distributions it received on interests of master limited partnerships considered to be a return of capital, and for any net operating gains. As a result, the Fund included within the Fund Fees and Expenses table expenses relating such income tax. Beginning with the Fund’s 2025 fiscal year, the Fund intends to be taxed as a regulated investment company (“RIC”) and therefore such tax liability applicable to “C” corporations is no longer applicable.

As described in the September 19, 2024 supplement to the Fund’s summary prospectus, prospectus and statement of additional information, in order to convert the Fund’s tax structure from a “C” corporation to RIC, the Fund elected to make a deemed sale election, which had the effect of the Fund being treated as if it sold its assets at fair market value at the end of the day on November 30, 2024 (the last day of its most recent full taxable year). Because the Fund, as a “C” corporation, had accrued a deferred tax liability for the future tax liability associated with the capital appreciation of its investments, payment of the taxes relating to the deemed sale election did not change the Fund’s net asset value, but the Fund needed to pay the tax due. Further, as a result of the deemed sale, the Fund generated a significant amount of earnings and profits. The RIC distribution rules require the Fund to distribute the accumulated earnings and profits generated as a “C” corporation, including the earnings and profits generated as a result of the deemed sale election, to investors in the first taxable year that the Fund is treated as RIC, and the Fund made this distribution in December 2024.

3.Comment

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In the section of the prospectus entitled “Investments, Risk and Performance; Principal Investment Strategies,” please supplementally explain if the addition of the term “non-U.S. securities” when describing energy infrastructure companies the Fund may invest in reflects a change in investment strategy.

Response

The Registrant confirms that the addition of “non-U.S. securities” does not reflect a change in the Fund’s investment strategy. The Registrant respectfully notes that the term “U.S.” was also added to the description of energy infrastructure companies the Fund may invest in, and the addition of “U.S. and non-U.S.” is intended to be a clarifying revision.

4.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Principal Investment Strategies,” please supplementally explain the reference to “utilities sectors” when describing the energy infrastructure companies the Fund may invest in, and if such reference describes a broader investment strategy beyond energy infrastructure companies.

Response

The Registrant confirms that the reference to “utilities sectors” within the “Principal Investment Strategies” section of the prospectus is not intended to reflect a principal investment strategy that is broader than the terms “energy infrastructure” contained within the Fund’s name. The Registrant notes that, as disclosed in the same section, the Fund intends to generally rely upon the Global Industry Classification Standard (“GICS”) published by Standard & Poor’s, and that the GICS classification of “utilities sector” consists of infrastructure companies. Therefore, the Registrant respectfully submits that the reference to “utilities sector” is appropriate.

5.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Principal Investment Strategies,” please clarify that GICS classification is used to determine whether an issuer is an energy infrastructure company.

Response

The Registrant has revised the sentence “The Fund generally relies on the Global Industry Classification Standard (“GICS”) published by Standard & Poor’s (“S&P”), as it may be amended from time to time, in determining sector classifications.” to the following: “The Fund generally relies on the Global Industry Classification Standard (“GICS”) published by Standard & Poor’s (“S&P”), as it may be amended from time to time, in determining whether an issuer is an energy infrastructure company.”

6.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Principal Investment Strategies,” please revise the sentence that begins with “The Fund’s MLP investments may include, but are not limited to: MLPs structured as limited partnerships (“LPs”) or limited liability companies (“LLCs”) . . ” to be more definitive.

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Response

The Registrant has revised the sentence to read as follows: “The Fund’s MLP investments will include, but are not limited to: MLPs structured as limited partnerships (“LPs”) or limited liability companies (“LLCs”) . . ”

7.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Principal Risks; Energy Sector Risk”, please clarify what is meant by “other companies” when describing the risks of “energy infrastructure and other companies.”

Response

The Registrant has revised the “Energy Sector Risk” paragraph to remove the term “and other companies” when referring to the risks associated with energy infrastructure companies.

8.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Principal Risks; Tax Transition Risk”, please clarify what is meant by “current tax year” in the sentence “However, as discussed below, the Fund intends to recognize all of its net unrealized built-in gain in the current tax year in connection with the election to become a RIC.”

Response

The Registrant has revised the “Tax Transition Risk” paragraph to remove this sentence, as while it was applicable to the Fund’s 2024 fiscal year end (and to the Fund’s prospectus as supplemented on September 19, 2024), it is no longer applicable as the Fund recognized all of its net unrealized built-in gain on November 30, 2024 (the last day of its most recent full taxable year).

9.Comment

In the section of the prospectus entitled “Investments, Risk and Performance; Performance”, please remove the words “Broad-Based Securities Market Index” within the “Average Annual Total Returns; when referring to the Fund’s broad-based index, as such reference is not consistent with Form N-1A.

Response

The Registrant confirms that it has removed the term “Broad-Based Securities Market Index” from the table when referring to the Fund’s broad-based index.

10.Comment

Please supplementally confirm that the Fund Fees and Expense table within the Fund’s prospectus will be updated to reflect current estimated fees.

Response

The Registrant confirms that the Fund Fees and Expense table within the Fund’s prospectus will be updated.

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11.Comment

Please supplementally explain the timing of the Fund’s prospectus supplements relating to the recent changes to the Fund’s name, investment strategies and tax structure.

Response

The Registrant notes that on September 19, 2024, the Trust filed a supplement to the Fund’s summary prospectus, prospectus and statement of additional information relating to changes to the Fund’s name, principal investment strategies, tax structure and related changes. The Fund separately mailed the corresponding Rule 35d-1 notice to shareholders. This supplement provided shareholders with more than 60 days’ notice of such changes. In addition, on December 2, 2024, the Trust filed a supplement to the Fund’s summary prospectus and prospectus updating the Fund’s Fund Fees and Expenses table.

12.Comment

Please review Form N-1A, Item 3, Instruction 3(d)(ii)(b) to determine if the Fund Fees and Expense table within the Fund’s prospectus should be revised to add a footnote disclosing that expense information in the table has been restated to reflect current fees.

Response

The Registrant has revised the Fund Fees and Expense Table within the Fund’s prospectus to include the related footnote.

Any questions or comments concerning the above may be communicated to George Hoyt at (973) 367-1675 or george.hoyt@prudential.com.

Sincerely,

/s/ George Hoyt George Hoyt

Vice President & Corporate Counsel

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